Exhibit 99.1

Pixie Dust Technologies, Inc. (NasdaqCM: PXDT)

Pixie Dust Technologies, Inc.

Nasdaq Listing Press Conference

New York, NY and Tokyo, Japan, October 19, 2023 – Pixie Dust Technologies, Inc. (Nasdaq: PXDT) (the “Company”), a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology, held a Nasdaq listing press conference in the conference room of its headquarters on October 18, 2023, at 9:00 p.m. Eastern time.

■ Outline of press conference

[Date and time]

October 19, 2023 10: 00-11: 00 (Japan time)

[Venue]

Pixie Dust Technologies, Inc. Headquarters Conference Room

Sumitomo Fudosan Suidobashi Nishiguchi Building 4F, 2-20-5 Kanda Misaki-cho, Chiyoda-ku, Tokyo, Japan

and

Internet distribution

[Presenters]

Pixie Dust Technologies, Inc.

Representative Director and CEO Yoichi Ochiai

Representative Director and COO Taiichiro Murakami

■ Press conference script

Opening

Incubate Fund Shimizu (the moderator):

Thank you very much for attending today’s “Pixie Dust Technologies Nasdaq Listing Press Conference.”

My name is Yuki Shimizu of Incubate Fund, and I will be the conference moderator.

Before we get started, I would like to note a few things about today’s event.

First, please refrain standing up from your seat. If you are a member of the media and wish to stand and take photos, please move to the left or right aisle.

Second, information regarding the contents from the announcements today will be released to the public after the conference at 11:00 AM JST. Please refrain from any distribution, broadcasting, or social media posting until after the conference is completed.

Lastly, following the conclusion of the presentation, there will be time for a Question-and-Answer session as well as a photo session.

Due to time constraints, attendees present at the venue will receive priority during the Q&A. For those participating online, please post your questions using Zoom’s Q&A function during the Q&A session. However, please note that we cannot promise to answer all questions.

Before we get started, we need to remind everyone that some of management’s comments today will be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and we hereby claim the protection of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements about future events and include expectations and projections, not present or historical facts, and can be identified by the use of words such as may, might, will, expect, assume, believe, intend, estimate, continue, should, anticipate or other similar terms. Forward-looking statements include, and are not limited to, those regarding the Company’s future plans, mergers and acquisition strategy, strategic and financial objectives, expected performance and financial outlook. Forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially and adversely from what the Company expects. Therefore, you should exercise caution in interpreting and relying on them. We refer you to the Company’s Registration Statement on Form F-1 (File No. 333-272476), as amended, filed with the SEC, and other SEC filings for a more detailed discussion of the risks that could impact future operating results and financial condition. These forward-looking statements are made only as of the date of this call. The Company does not undertake and expressly disclaims any obligation to update or alter the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Today’s presentation from Pixie Dust Technologies consists of the following three parts:

(1) Introduction of Pixie Dust Technologies and its products

(2) A review of the NASDAQ listing

(3) Thank you to our partners for their cooperation in our IPO.

Allow me to introduce today’s speakers:

Pixie Dust Technologies Representative Director and CEO Yoichi Ochiai as well as Representative Director and COO Taiichiro Murakami.

I will now hand over the microphone to Dr. Ochiai, Representative Director and Mr. Murakami, also Representative Director.

Company introduction and product introduction

Ochiai, Murakami:

Thank you, Shimizu-san, for the introduction, and thank you to everyone in the audience for joining us today. For those of you who do not know me, I am Pixie Dust Technologies Representative Director CEO Ochiai. And I’m the Representative Director and COO, Murakami. Today, we would like to begin my remarks by discussing the Company history, recent product and business highlights before moving to listing story.

First, I will give an overview of our company. Our company, Pixie Dust Technologies, was founded in May 2017 as an R&D startup originating from Tsukuba University. We currently have about 90 permanent employees.

Our mission is “to be an incubator that continuously produces things of social significance and meaning,” and we aim to continue to implement cutting-edge technologies utilizing industry-academia collaboration in a socially meaningful and continuous manner.

In order to achieve this goal, we are also focusing on industry-academia collaboration, and in particular, we have established a deep relationship with the University of Tsukuba and Tohoku University. Specifically, in the case of Tohoku University, we have established an industry-academia collaboration scheme using stock acquisition rights as leverage, in which intellectual property created within the framework of specific joint research is 100% transferred to the company, and in exchange, the university is granted stock acquisition rights. The company develops new technologies through such activities and in-house research and development, and brings them to the world through collaboration and open innovation with many companies.

Our technological focus is on wave control. Specifically, sound, light, and radio waves can all be treated as waves. We are developing product services in the workspace and the personal care and diversity domain and the digital transformation domain. As I will introduce later, the company has reached the stage where it can deliver multiple product services to the world in the past year or so, after a period of several years of research and development.

Let us introduce the four products released during the past fiscal year.

Firstly, we would like to introduce SonoRepro, which was released in November 2022. By way of background, we originally started in 2017 with a study in collaboration with the Japan Medical University, asking if applying controlled ultrasound to wounds would help them heal faster. As a result, we found that hair growth in the surrounding area was promoted at the same time, and we also involved Angfa in research along those lines, which won the highest award at the 2019 World Hair Research Congress. After selling a large device for clinics that utilized this technology, we began to sell this product to consumers in a smaller size.

Once again, this SonoRepro is an ultrasonic scalp care device. It is used not only by men who suffer from thinning hair, but also by women and those who suffer from hair loss due to illness or medication.

SonoRepro is sold at Bic Camera and Yodobashi Camera, as well as on our e-commerce site. SonoRepro is also available for rental through several channels including Rentio, kikito and our official website.

The total number of SonoRepro shipped is approximately 2,000 as of the end of September 2023.

As our second product, we proudly unveiled the kikippa speaker in April 2023. kikippa is designed to modulate regular audio into gamma wave sound, stimulating your auditory experience. The groundbreaking aspect of kikippa is the seamless integration of gamma wave sounds into everyday life. A typical gamma wave sound is a 40hz pulse sound. However, sustaining and experiencing this sound for extended periods of time can be challenging. kikippa can modulate sounds we regularly experience, such as TV audio, so that individuals can experience the stimulation that gamma wave sounds send out.

kikippa was developed in collaboration with Shionogi and is available on the Shionogi Group’s Shionogi Healthcare e-commerce site.

Our third launch of the last fiscal year was the VUEVO microphone, which was released in March 2023.

VUEVO offers a unique solution for capturing and transcribing conference room meetings by accurately displaying verbal audio in text format in real-time on a PC, tablet, or smartphone. VUEVO can also accurately pinpoint each individual speaker by identifying the direction from which the sound is coming.

VUEVO is used in conference settings to help accurately capture and transcribe meetings. Utilizing ChatGPT, this feature enhances the digital transformation of office meetings, providing an efficient and accessible solution for all participants.

We sell VUEVO directly, so please visit our e-commerce website or contact us if interested.

Iwasemi, an innovative sound-absorbing metamaterial. Iwasemi is effectively a series of sound-absorbing panels constructed from a clear, hexagonal material called HX-a. iwasemi made its debut in July 2022, and in December 2022, we introduced the square model called SQ-a, followed by the release of the rectangular model called RC-a in May 2023.

Metamaterials are a technology to create functions that do not exist in the natural world, not by the characteristics of the material but by its structure, by creating a structure below the wavelength of the material. Among these, we tackle soundproofing, or more specifically, sound absorption and sound insulation, and this product is a part of that sound absorption technology.

The product’s innovation lies in its ability to absorb sound through its unique structural design. This feature is achieved using a perforated surface with small holes, which act as a sound labyrinth. Once sound enters through the openings, it remains within the product, effectively muting the sound.

This product is intended to be affixed inside a room, such as an office conference room, and as mentioned above, its structure absorbs sound. As mentioned above, this product absorbs sound through its structure, so it can be made of transparent material like this, or, although not for sale, of wood or aluminum. In particular, transparent sound-absorbing panels that can be attached to glass are extremely rare in the world, and we are currently receiving numerous inquiries about them from overseas.

Historically, sound absorption materials relied on soft materials such as glass wool and sponges. However, iwasemi does not rely on any specific materials to absorb sound, which means it can enhance the acoustic environment of any room without compromising its aesthetic appeal.

The three iwasemi products launched in the fiscal year ended April 30, 2023 are all “sound-absorbing” metamaterials. On the other hand, we are currently developing “iwasemi AVM” (tentative name), a “sound-insulating” metamaterial. The characteristic of this sound deadening metamaterial is that it allows air to pass through but not sound, and can provide a sound deadening effect without interfering with the flow of air conditioning. A brief demonstration will be given here. It is expected that this sound deadening metamaterial will be widely used in construction sites, railroads, factories, ventilation systems, and other situations where noise pollution is a concern.

Iwasemi is available for purchase directly from us or through other e-commerce platforms such as Amazon. Additionally, if customers contact us directly, our dedicated sales representatives will visit your company and provide expert guidance on the suggested design and installation, along with measurements to determine the reduced reverberation time in the room.

The total number of iwasemi shipped is approximately 15,000 as of the end of September 2023.

Looking back on the Nasdaq listing

Shimizu:

Thank you, Ochiai-san and Murakami-san.

Next, we will look back on the next program, the Nasdaq listing.

Ochiai, Murakami:

On August 1, 2023, we listed on the Nasdaq market in the United States, and on August 25, 2023, we held a bell ceremony at the Nasdaq site in New York City.

We originally decided to go for Nasdaq because, first, we recognized that the Nasdaq market is tolerant for challengers. Secondly, we believed that being listed on a U.S. securities market would be an important credit for our brand name and potential expansion outside of Japan. Wave control is a non-verbal technology. In other words, there is no language barrier in handling our products, and we believe that it is relatively easy to expand our products globally.

However, there were various hurdles on the road from the decision to seek a listing on the U.S. stock market to the actual listing. Although the number of cases of Japanese companies listing directly on the U.S. stock market has been increasing recently, there were still few cases when we started preparing for our listing on the U.S. stock market, and we were still in a state of exploration, searching for colleagues who could help us prepare for our listing and paving the way to our listing with them. I would like to once again express my gratitude to the investment bankers, lawyers, accountants, depository banks, transfer agents, and all of our partners who helped us with our IPO.

While listing on Nasdaq is a milestone for us, we will use it as a weapon to pursue the development and social value of our products and services using wave control technology, both domestically and internationally.

Thank you to our partner companies for their cooperation in the IPO.

Murakami:

Lastly, we would like to thank the Japanese companies with deep ties to our company for their support of our recent IPO. I would like to take this opportunity to thank and introduce each of these companies.:

•	First, Shionogi & Co., Ltd.,

As we disclosed in our registration statement with the SEC, Shionogi & Co., Ltd., and our company have been jointly researching and developing gamma wave modulation technology. Currently, we are developing and selling a speaker “kikippa” that modulates TV sound into “gamma wave sound” with a unique algorithm processing, and are working on joint research and development with collaborative partners utilizing “gamma wave sound”.

•	Next, Suzuyo Shoji Co., Ltd.,

Suzuyo Shoji Co., Ltd., has been considering sales collaboration with us with respect to our VUEVO and iwasemi product lines, and is currently seeking to collaborate in a wide range of activities, including our other products and technologies.

•	Next, Tecmira Holdings and JENESIS.

JENESIS Co., Ltd., a subsidiary of Tecmira Holdings Inc., is a contract manufacturer of our products “kikippa” and “VUEVO mic”. Currently, we are exploring further collaboration for the development of new products and sales channels utilizing gamma wave modulation technology and voice processing technology.

•	Next, INFRONEER Holdings, Inc.

We have been in preliminary discussions with INFRONEER Holdings Inc., a comprehensive infrastructure service company in Tokyo, regarding the digitization and streamlining of operations based on our sensor and wave control technologies. In the future, we aim to explore social implementation of digital technology that contributes to the advancement of infrastructure operation (inspection, management, etc.), construction, and other fields that the INFRONEER Group focuses on.

•	Next, Tanseisha. Ltd.

We are developing with TANSEISHA for a new technology called “FAC+”, which is intended to provide a service that maximizes the value of space by combining data analysis and design related to space. We plan to continue strengthening our cooperative relationship with the aim of enhancing the value of the space and experience.

•	Lastly, KAKUTA RADIO & ELECTRIC CO., LTD.

Kakuta has a cooperative relationship with us as a wholesaler of our product “SonoRepro” and has promoted introduction to major electronics retailers We plan to further enhance our cooperative relationship to expand sales channels in the future.

To all of our partners, thank you once again for your continued support and collaboration.

Q & A

Shimizu:

Thank you very much, Dr. Ochiai and Mr. Murakami. We will now proceed to the Q&A session.

As previously mentioned, priority will be given to in-person attendees. After that, we will take questions from those who are watching online.

If you are an online participant and have a question, please enter your question in the Zoom chat box with your company name and your name.

Then we will start accepting questions from those participating on-site. If you are an on-site participant and have a question, please raise your hand and state your “media name” and “name” first.

Q1.

Could you please explain your forecast for sales and operating income for the fiscal year ending April 2024 and how it compares to the fiscal year ending April 2023?

PXDT Tarumi:

Unlike the Japanese financial market practice, the U.S. does not have a practice of disclosing earnings forecasts. Therefore, we would like to refrain from disclosing earnings forecasts.

Q2.

Could you tell us about your business performance for the fiscal year ending April 2023?

PXDT Tarumi:

Although we have finished drafting the financial statement, we have not yet received the audit opinion from the U.S. audit firm and have not yet announced the financial results for the fiscal year ending April 30, 2023.

Q3.

During the press conference, you explained the advantages of listing on NASDAQ. Did you have no intention of listing on the TSE? If you are aware of any issues with the TSE, could you tell us about them?

Ochiai:

We believe that there is a difference between the current TSE and the TSE when we were considering listing on the TSE, but I am aware that when we were considering listing on the TSE, the TSE had a requirement to be profitable in the fiscal year following the listing. We are an R&D-oriented company, and we were concerned that if we were to list on the TSE, we would not be able to fully invest in R&D after listing. On the other hand, we were aware that the Nasdaq market did not have such requirements, and at the time we were considering which market to list our company on, we thought that the Nasdaq market would be more suitable for our company, an R&D-oriented deep-tech company. On the other hand, we recognize that the TSE has been making significant changes to its market regulations and conventions in recent years, and it is not up to us to decide which market is better for a company aiming to list now.

Q4.

I heard that you are the first Japanese deep-tech venture to be listed on Nasdaq. Could you tell us how you have received the reaction from the market?

Ochiai:

We believe that our company’s touchstone will be whether we can make investors more aware of the fact that we are listed on the Nasdaq and increase the trading volume of our ADR. We believe that our stock price has remained strong, and in this respect, we are aware that our company is favorably received by the market. We are a start-up and R&D-oriented company that has not been in business very long, and I believe that the market has a certain degree of appreciation for the fact that we have such a large product lineup.

Murakami:

The evaluation from the market is as mentioned by Ochiai. In addition, I believe that we will work even harder in the future to make more people aware of our company. In addition, our partners have taken us as the first Japanese deep-tech venture to be listed on the stock exchange, which shows that we are willing to take on the challenge of introducing new technologies to the world one after another. I believe that this is a challenge that is uniquely ours.

Q5.

I understand that your company is listing through ADRs. Through which domestic securities companies can we trade your company’s ADRs?

PXDT Miwa:

Our ADRs are handled by a total of five securities companies: Aizawa Securities, SBI Securities, Matsui Securities, Monex securities, and Rakuten Securities.

Q6.

I believe that you are gaining recognition overseas after being listed on NASDAQ. Can you tell us about your collaboration with overseas companies and your future prospects for overseas expansion?

Ochiai:

There are many ways to expand overseas, but I believe that our SonoRepro is a language-independent product, and we hope to expand into overseas markets. Also, we believe that iwasemi, a sound-absorbing and soundproofing metamaterial, has been well received at exhibitions in other countries, and we aim to develop it internationally.

Q7.

You just explained the sound insulation iwasemi prototype. Could you tell us when you plan to roll this out, what customer segments you are targeting, and so on, to the extent possible?

Murakami:

What I just showed you is a prototype, and we are thinking of selling it as a product, changing its form according to each use case. In the future, we would like to collaborate with other companies to develop sound insulation technology to meet their needs. Currently, we are receiving inquiries from construction sites, railroads, factories, offices, ventilation ducts, and other places where various sound problems are occurring. In the future, we believe that we will be able to offer products in the form of “sound insulation technology” multiply “needs”. For your information, the iwasemi sound-absorbing panel was released within a year of the first product, and the other two products were released within a year. Since research and development is progressing at such a rapid pace, we believe that we will be able to proceed with the development of this sound insulation iwasemi at a reasonable pace.

Q8.

I remember that in some rounds of procurement when the company was unlisted, it raised over 3 billion yen, and in this listing, it raised around 1.5 billion yen. Are you satisfied with this scale of procurement? And please tell us about your cash flow concept for future R&D funding and what you plan to do to develop investors in the U.S.

PXDT Tarumi:

The amount raised in the IPO was a little over 1.9 billion Japanese yen. We believe that we have raised sufficient funds for the time being for our future business growth. As for our future capital policy, since we have now listed on NASDAQ, we would like to consider all possibilities without ruling them out. However, we have no plans for fundraising that should be disclosed at this time.

Q9.

I have a question about the financial results. The results for the fiscal year ending April 2023 are presented as unaudited figures. Net sales are up about 100 million yen from the period prior to that, while net loss is up. I understand that you are an R&D company, but you need to grow your top line. Can you tell us about how you plan to grow your top line and how you will quantitatively show your growth story to the market?

Murakami:

Last fiscal year, we launched four products in hardware products. Actually, there are three iwasemi products, so the number is even larger. Investments are being made for mass production and manufacturing of these products. From this perspective, last fiscal year was the time for us for big investment. In addition, there were expenses incurred last year in preparation for the listing of the company. In terms of future growth, as I mentioned at the beginning, we are an R&D-oriented company and have had a long R&D period. We have entered a phase from the second half of the last fiscal year in which we have begun to develop products and services based on the technologies we have cultivated so far, while our main revenue stream has been from R&D projects with partner corporations. We believe that the development and sales expansion of those products and services, both in Japan and overseas, will become our growth driver as they are launched. In addition, products based on wave control technology are not limited to those currently on the market, but we have already announced a joint research project with Tohoku University’s Department of Dermatology to explore the possibility of expanding the ultrasound control technology used in the SonoRepro to skin diseases in general. We would like to jump up two or three levels by pursuing various possibilities, including the expansion of various use cases for the sound insulation iwasemi mentioned earlier.

Ochiai:

Until now, our top line has mainly been B2B (Business to Business (i.e. business between companies)), and we have earned revenue in the form of R&D as a service. However, we began to develop B2C (Business to Customer (i.e. retail business)) products and services last year, which has increased our investment, and now our top line consists of two components. We believe that our strength from this fiscal year onward is that we can extend the top line with two components (i.e. B2B and B2C).

Q10.

Could you give us some background on the delay in disclosing financials?

PXDT Tarumi:

We have not received approval from the internal quality control department of Baker Tilly, the auditor, that they are allowed to issue an audit opinion on our financial statements. However, I have heard that there is no problem with the financial figures themselves, or with the content of our financial statements or accounting methods, but only that the internal process of the auditing firm is taking a long time.

Q11.

You mentioned earlier that there were many difficulties during the preparation period leading up to the listing. Could you tell us what kind of difficulties you faced?

Ochiai, Murakami:

We spent about two years preparing for the listing. As I mentioned in my explanation earlier, there were few precedents for Japanese companies to be listed directly on Nasdaq, so we had to work out how to do this and how to do that one by one to reach the listing. In addition, disclosure regulations differ between Japan and the U.S., so we had to check what we could say and when we could say it, and we had a hard time dealing with the U.S. disclosure rules. We also had a very difficult time figuring out how an investment bank would handle our shares in the absence of any precedent for a listing.

Shooting for press

Shimizu:

We will now conclude the Q&A session, and will proceed to the photo session. Please move to the front of the room if you would like to take pictures.

Thank you very much, everyone, this now concludes our photo session.

Pixie Dust Technologies’ public relations and investor relations representatives are also present today to answer any individual questions you may have after the conclusion of the event.

Media, additional interviews are available upon request. Please feel free to ask the venue staff for assistance.

This concludes the “Pixie Dust Technologies Nasdaq Listing Press Conference.” Thank you very much for coming today and your continued support of Pixie Dust Technologies.

(End of the press conference)

■ About Shionogi & Co., Ltd.,

Corporate Name	Shionogi & Co., Ltd.
Chief Executives	Isao Teshirogi, Ph.D., Representative Director, President and CEO
Established	March 17, 1878
Incorporated	June 5, 1919
Paid-in Capital	¥21,279 million
Head Office	1-8, Doshomachi 3-chome, Chuo-ku, Osaka 541-0045, Japan
Tel : +81-6-6202-2161, Fax : +81- 6-6229-9596
Number of Employees	Consolidated : 5,680
Type of Business	Research, development, manufacturing and distribution of pharmaceuticals, diagnostic reagents and medical devices, etc.
Fiscal Year-End	March 31
Website	https://www.shionogi.com/global/en/

In its Group Vision, Shionogi indicates the direction in which it aims to transform itself from a drug-discovery-based pharmaceutical company, mainly based on the provision of conventional prescription drugs, into a HaaS* company that provides healthcare services in order to pursue health that people desire earnestly and provide unprecedented value to society.

In collaboration with PxDT, we will continue working to transform into a HaaS company by working to solve social issues by developing and providing solutions that take a new approach that goes beyond pharmaceuticals and stimulates the five senses.

* HaaS; Healthcare as a Service: Provide a range of healthcare services in line with customer needs, rather than only supplying pharmaceuticals.

■ About Suzuyo Shoji Co., Ltd.,

Suzuyo Shoji Co., Ltd., as a general trading company at the core of the commercial flow business of the Suzuyo Group, provides not only the supply of energy such as oil, gas, and electricity, but also products and services that contribute to our customers’ decarbonization, such as solar power generation, storage batteries, and CO2 visualization services. In addition, we offer a variety of products and services, including construction materials and chemicals, solutions to support labor-saving and automation at manufacturing sites, and digitalization of office work.

For general households, we provide life-related services such as LP gas, electricity, residential solar power generation, home-delivered water, and renovation, as a partner supporting their lives.

Suzuyo Shoji will continue to provide total solutions for business and life.

■ About TECMIRA HOLDINGS INC.

【Company name】TECMIRA HOLDINGS INC.

【Address】Sumitomo Fudosan Kanda Bldg. II 10F 1-23-1 Kandasuda-cho, Chiyoda-ku, Tokyo 101-0041 JPN

【Listed market】Standard Section of the Tokyo Stock Exchange （Code:3627）

【Representative】Masashi Ikeda

【U R L】https://www.tecmira.com/en/

【Group business】

◆ Life Design

We provide and design services for everyday life and solutions that utilize digital technology in fields such as intellectual training, education, healthcare, FinTech, and character utilization.

◆ AI&Cloud

Providing SaaS such as AI chatbot “OfficeBot”, cloud address book service “SMART Address Book”, and Tech solutions utilizing cloud platforms such as AWS.

◆ Connected

We provide value that fuses material objects and the Internet. Through the development and manufacturing of communication devices and the development of platforms and applications for device usage.

■ About JENESIS CO., LTD.

【Company name】JENESIS CO., LTD.

【Address】Sumitomo Fudosan Kanda Bldg.Ⅱ 10F 1-23-1 Kandasuda-cho, Chiyoda-ku, Tokyo 101-0041 JPN

【Representative】Junichi Fujioka

【U R L】https://www.jenesis.jp/

【Business】

ICT and IoT product development, manufacturing contract, sales, software development and customer support.

■ About TANSEISHA Co., Ltd.

As professionals in creating spaces for imaginations to grow, we at Tanseisha provide solutions for commercial spaces such as retail establishments, cultural spaces such as museums, exhibition and event spaces, and many more environments for various social interaction. From research and planning, all the way to design, construction, spatial direction using digital technology and operations, we offer full support throughout the whole creative process. By combining innovation with technology and experience cultivated in specialized fields, we create spaces that transcend business domains.

In anticipation of evolving needs for increasingly diversified and sophisticated spaces we will continue to pursue the excitement and satisfaction of the people who gather in these spaces via the medium that is space, with the success of our customers’ business in mind at all times.

Company Name: TANSEISHA Co., Ltd.

Head Office Address: Shinagawa Season Terrace 19F, 1-2-70 Konan, Minato-ku, Tokyo 108-8220, Japan

Established: October 14th, 1949

Capital: 4,026 million yen (as of January 31, 2023)

Description of Business: Comprehensive display design business [Research, planning, design, layout, production, construction and operation of commercial, hospitality, public, event, business and cultural spaces.]

Stock Listing: Prime Market of the Tokyo Stock Exchange (Securities code:9743 / Industry:Service)

URL: https://www.tanseisha.co.jp/en/

■ About INFRONEER Holdings Inc.

Company name: INFRONEER Holdings Inc.

Location of headquarters: 2-10-2, Fujimi, Chiyoda-ku, Tokyo, 102-0071 Japan

President: Kazunari Kibe, Representative Executive Officer

INFRONEER Holdings Inc. (“INFRONEER”) was established in October 2021 as a holding company for Maeda Corporation, Maeda Road Construction, and Maeda Seisakusho. INFRONEER is Japan’s first “integrated infrastructure service company” that brings together the engineering capabilities and regional networks of the group companies to provide one-stop management from upstream to downstream in infrastructure business. As the issues regarding diminishing work force due to declining population, falling birthrate, and aging population are becoming serious, and as local finances grow increasingly strict, the infrastructures developed during the high economic growth period have been acceleratingly aging. It is no longer easy for municipalities alone to maintain high quality infrastructure and public services in the same manner as they have in the past. We are committed to providing safety, security, and sustainability to our society and local communities by bringing together a diverse range of partnerships that transcend industry boundaries, further advance the engineering capabilities which we have cultivated over the years, and change the rules of infrastructure management methods to overcome market preconceptions with free thinking that is not bound by the conventional “build” and “construct” approach.

■ About KAKUTA RADIO & ELECTRIC CO., LTD.

KAKUTA RADIO & ELECTRIC CO., LTD. was founded in May 1946 and is a general electronics wholesale trading company that handles everything from small electronic components to large household appliances.

Our strength lies in our ability to offer a wide range of products, from beauty products, health care products, cooking appliances, audio equipment, seasonal products, and housing equipment products, as well as in the breadth of our sales channels, which range from general stores to volume electronics retailers, GMS, home centers, and online retailers.

We will continue to strive to play a role in enriching people’s lives and happiness by always keeping abreast of the changing times and providing products that users desire.

■ About Pixie Dust Technologies, Inc.

Pixie Dust Technologies, Inc. is a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology. The Company is currently focusing on two areas of product development: (1) “Personal Care & Diversity”, where wave control technology is applied to mechanobiology and intervention/assistance in vision, hearing, and touch, and (2) “Workspace & Digital Transformation,” where metamaterials (technology that creates properties through structure rather than material) and solutions to commercial design problems, such as in offices or construction sites, are applied.

■ FORWARD-LOOKING STATEMENTS

Certain statements contained in this script are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Any such forward-looking statements are subject to various risks and uncertainties, including the strength of the economy, changes to the market for securities, political or financial instability and other factors which are set forth in the Company’s Registration Statement on Form F-1 (File No. 333-272476), as amended, and in all filings with the SEC made by the Company subsequent to the filing thereof. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

■ Inquiries regarding this matter

Pixie Dust Technologies, Inc. IR Team

E-MAIL: PXDT_IR@pixiedusttech.com

Gateway Group, Inc. (John Yee, Luke Johnson)

E-MAIL: pixie@gateway-grp.com